Filed by ONI Systems Corp.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: ONI Systems Corp.
Commission File No.: 0-30633

This filing relates to a written communication concerning the pending merger of CIENA Corporation and ONI Systems Corp. On February 27, 2002, an e-mail was delivered to all employees of ONI Systems Corp. from ONI Systems Corp., the content of which follows.

In response to the questions that we have been asked regarding the treatment of stock, stock options and the Employee Stock Purchase Plan following the closing of the proposed merger of ONI and CIENA, we have listed some of the most common questions and the answers to those questions below. If you have additional questions after reading this e-mail, please join us for some brown bag Q&A Sessions at the times listed at the end of this e-mail.

Common Employee Questions

Q:    If I hold shares of ONI what will happen if the merger closes?

A:    You will receive .7104 shares of CIENA common stock for each share of ONI common stock that you hold on the date that the merger closes. You will receive cash for any fractional shares. If you hold your shares electronically, you will not need to do anything to receive your new CIENA shares. If you hold stock certificates, you will need to exchange these stock certificates for CIENA stock certificates through much the same process that you exchanged ONI’s private company stock certificates for ONI public company stock certificates following our initial public offering.

Q:    What will happen to my options?

A:    Your options will be assumed by CIENA and converted into options to purchase CIENA common stock using the exchange ratio. The economic value of the option will not change materially when it is converted to a CIENA option. You will receive an option to purchase .7104 shares of CIENA stock for each share of ONI common stock subject to the option. The per share exercise price will equal the per share exercise price for each share of ONI common stock divided by ..7104. For example, if you hold an option to purchase 10,000 shares at $10.00 per share, this option would be converted into an option to purchase 7,104 shares of CIENA common stock at an exercise price of $14.08.

Q:    How does this affect the ESPP?

A:    As with the options, CIENA will assume our ESPP. If the merger closes before the July 31, 2002 purchase date, CIENA shares will be purchased, and the purchase price will be the lower of 85% of (i) $5.31—the fair market value of ONI’s common stock on February 1, 2002—divided by .7104 or (ii) the fair market value of CIENA’s common stock on July 31, 2002. If the merger has not closed by the July 31, 2002 purchase date, ONI shares will be purchased, and the purchase price will be the lower of 85% of (i) $5.31, the fair market value of ONI’s common stock on February 1, 2002, or (ii) the Fair Market Value of ONI’s common stock on July 31, 2002. In the second situation, any ONI shares purchased which you hold at the closing of the merger will be converted to CIENA shares as described above.

Q:    How does this affect the 6+1 Option Exchange Program?

A:    As a general matter, this merger will not affect ONI’s 6+1 Option Exchange Program. If the merger closes prior to the expected grant date in late May, CIENA will issue the replacement options and the number of shares subject to the replacement option will be determined by applying the exchange ratio. The exercise price of the replacement options will be the fair market value of CIENA’s common stock on the grant date. If the merger closes after the expected grant date, ONI will issue the replacement options which will then be converted to CIENA options at the exchange ratio following the closing of the merger. The exercise price will be the fair market value of ONI’s common stock on the grant date, but the exercise price will be adjusted by the exchange ratio following the closing of the merger.

Q&A Sessions

Date	Time	Location	Dial-in Information
Thursday 2/28	12:00 pm (PT)	Cezanne (SSJ Bldg. 2)	1-XXX-XXX-XXXX
Code:XXXXXX
Friday 3/1	12:00 pm (PT)	Cezanne (SSJ Bldg. 2)	1-XXX-XXX-XXXX
Code:XXXXXX
Tuesday 3/5	12:00 pm (PT)	HR Training Room (SSJ Bldg. 2)	1-XXX-XXX-XXXX
Code:XXXXXX
Thursday 3/7	12:00 pm (PT)	HR Training Room (SSJ Bldg. 2)	1-XXX-XXX-XXXX
Code:XXXXXX

Separate calls will be set-up for EMEA and APAC employees.

CIENA, its directors, executive officers and certain other members of management and employees may be soliciting proxies from CIENA stockholders. ONI, its directors, executive officers and certain other members of management and employees may be soliciting proxies from ONI stockholders.

INVESTORS ARE URGED TO READ THE PROXY STATEMENT - PROSPECTUS RELATING TO THE FOREGOING TRANSACTION THAT CIENA EXPECTS TO FILE WITH THE SEC BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. THE PROXY STATEMENT - PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC BY CIENA AND ONI MAY BE OBTAINED WHEN THEY BECOME AVAILABLE FOR FREE AT THE SEC’S WEB SITE, WWW.SEC.GOV. THE PROXY STATEMENT-PROSPECTUS AND THESE OTHER DOCUMENTS MAY ALSO BE OBTAINED FOR FREE FROM CIENA OR ONI. REQUESTS TO CIENA MAY BE DIRECTED TO CIENA, 1201 WINTERSON RD., LINTHICUM, MD, 21090-2205, ATTENTION: INVESTOR RELATIONS. REQUESTS TO ONI MAY BE DIRECTED TO 5965 SILVER CREEK VALLEY ROAD, SAN JOSE, CA 95138, ATTENTION: INVESTOR RELATIONS.

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